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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                           MUTUAL RISK MANAGEMENT LTD.
                           ---------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    628351108
                                 --------------
                                 (CUSIP Number)


                                  May 17, 2001
                          -----------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



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                                 SCHEDULE 13G/A

-----------------------------------------------------          ---------------------------
CUSIP NO. 628351108                                            PAGE 2 OF 5 PAGES
-----------------------------------------------------          ---------------------------

------------ -----------------------------------------------------------------------------
1            NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             High Ridge Capital Partners II, L.P. / 06-1559830
------------ -----------------------------------------------------------------------------
2            CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
             (a) [  ]
             (b) [  ]
------------ -----------------------------------------------------------------------------
3            SEC USE ONLY


------------ -----------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
---------------------------- ---- --------------------------------------------------------
                             5    SOLE VOTING POWER

         NUMBER OF                   2,591,338
          SHARES             ---- --------------------------------------------------------
       BENEFICIALLY          6    SHARED VOTING POWER
         OWNED BY
           EACH                      None
         REPORTING           ---- --------------------------------------------------------
          PERSON             7    SOLE DISPOSITIVE POWER
           WITH
                                    2,591,338
                             ---- --------------------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                    None
------------ -----------------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,591,338 shares of Common Stock
------------ -----------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------------ -----------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                5.86%
------------ -----------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*

                PN
------------ -----------------------------------------------------------------------------


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Item 1(a)         Name of Issuer:

                  Mutual Risk Management Ltd.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  44 Church Street,
                  Hamilton HM 12, Bermuda

Item 2(a)         Name of Filing Person:

                  High Ridge Capital Partners II, L.P.

Item 2(b)         Address of Principal Business Office:

                  105 Rowayton Avenue
                  Rowayton, Connecticut 06853

Item 2(c)         Citizenship:

                  State of Delaware

Item 2(d)         Title of Class of Securities

                  Common Stock, $0.01 par value per share

Item 2(e)         CUSIP Number

                  628351108

Item 3            Not applicable.

Item 4.           Ownership:

                  (a) Amount Beneficially Owned: 2,591,338 shares of common stock.

                  (b)      Percent of Class: 5.86%

                  (c)      Number of shares to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    2,591,338 shares of Common Stock

                           (ii)     shared power to vote or to direct the vote:
                                    0 shares of Common Stock.

                           (iii) sole power to dispose or to direct the disposition of: 2,591,338 shares of Common Stock.

                           (iv) shared power to dispose or to direct the disposition of:

                                       3
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                                    0 shares of Common Stock.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                           By signing below, I certify that, to the best of my
                  knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.



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                                    SIGNATURE

         After due inquiry, to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2001




                             HIGH RIDGE CAPITAL PARTNERS II, L.P.


                             By:     /s/ Steven J. Tynan
                                    -----------------------------------
                             Name:  Steven J. Tynan
                             Title: President, Liberty Street Corp., as general
                                    partner of Liberty Street Partners, LP, as
                                    member of High Ridge GP II LLC, as
                                    general partner of High Ridge Capital
                                    Partners II, L.P.



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